SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michelle A. Hodges, Esq.

James J. Moloney, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Dr.

Irvine, California 92612-4412

(949) 451-3800

June 26, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0                                                                                                                                                               Page 2 of 9

1	NAME OF REPORTING PERSON FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,726,521(1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 47,726,521(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 47,726,521(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14	TYPE OF REPORTING PERSON HC

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,032,732 shares of Class A Stock outstanding as of April 24, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2009), and includes shares of Class A Stock that may be acquired within 60 days of June 29, 2009 upon conversion of shares of First Advantage Corporation’s Class B Stock, par value $0.001 per share (the “Class B Stock”), on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0                                                                                                                                                               Page 3 of 9

1	NAME OF REPORTING PERSON The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 3,386
8 SHARED VOTING POWER 47,726,521(1)
9 SOLE DISPOSITIVE POWER 29,876,249
10 SHARED DISPOSITIVE POWER 47,726,521(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 47,729,907(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14	TYPE OF REPORTING PERSON HC/CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,032,732 shares of Class A Stock outstanding as of April 24, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2009), and includes shares of Class A Stock that may be acquired within 60 days of June 29, 2009 upon conversion of shares of First Advantage Corporation’s Class B Stock, on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0                                                                                                                                                               Page 4 of 9

1	NAME OF REPORTING PERSON First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,726,521(1)
9 SOLE DISPOSITIVE POWER 536,585
10 SHARED DISPOSITIVE POWER 47,726,521(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 47,726,521(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,032,732 shares of Class A Stock outstanding as of April 24, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2009), and includes shares of Class A Stock that may be acquired within 60 days of June 29, 2009 upon conversion of shares of First Advantage Corporation’s Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0                                                                                                                                                               Page 5 of 9

1	NAME OF REPORTING PERSON First American Real Estate Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,726,521(1)
9 SOLE DISPOSITIVE POWER 17,317,073
10 SHARED DISPOSITIVE POWER 47,726,521(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 47,726,521(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,032,732 shares of Class A Stock outstanding as of April 24, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2009), and includes shares of Class A Stock that may be acquired within 60 days of June 29, 2009 upon conversion of shares of First Advantage Corporation’s Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

INTRODUCTION:

This Schedule 13D/A amends the Schedule 13D previously filed by The First American Corporation, a California corporation (“First American”) on June 16, 2003 (the “Original 13D”), as amended by Amendments No. 1 and No. 2 to the Original 13D filed jointly by First American; FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, FARES and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”) on September 23, 2005 and April 14, 2006 respectively, relating to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), including Class A Stock that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the Reporting Persons. Unless specifically amended or updated hereby, the disclosure set forth in the Original 13D, as filed or previously amended, shall remain unchanged. Capitalized terms used herein have the meanings ascribed to them in the Original 13D, as filed or previously amended, unless otherwise indicated.

ITEM 4. PURPOSE OF TRANSACTION.

On June 26, 2009, First American delivered a letter (the “Letter”) to the Board of Directors of the Issuer relating to a potential acquisition by First American of the common stock of the Issuer in which stockholders of the Issuer would receive 0.5375 shares of First American common stock in exchange for each share of the Issuer’s common stock (representing a 10.2% premium to the Issuer’s stock price based on the closing price of the common stock of First American ($26.13 per share) and Class A Stock of the Issuer ($12.75 per share) on June 26, 2009). A copy of the Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

First American intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed transaction. First Advantage Corporation stockholders should read those filings, and any other filings made by First American with the SEC in connection with the transaction, as they will contain important information. These documents, once filed, as well as First American’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at First American’s website at www.firstam.com.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 that was filed with the SEC on April 30, 2009, there were 12,032,732 shares of Class A Stock and 47,726,521 shares of Class B Stock outstanding as of April 24, 2009. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory basis upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. Holdings, by virtue of its ownership of 47,726,521 shares of Class B Stock, is the beneficial owner of 47,726,521 shares of Class A Stock, which represents 79.9% of the Issuer’s outstanding Class A Stock. First American, FARES and FAREISI, as holders of 62.5917%, 36.284% and 1.1243%, respectively, of the outstanding equity of Holdings, and based on their status as affiliates, may be deemed to share voting and dispositive power with respect to the 47,726,521 shares of Class A Stock owned by Holdings. However, each of the Reporting Persons disclaim beneficial ownership over the others’ shares except to the extent of its pecuniary interest therein. In addition, because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Issuer representing approximately 98% of the voting power of the Issuer (assuming no conversion of the Class B Stock). In addition, First American has received 3,386 shares of Class A Stock pursuant to agreements with Parker S. Kennedy and Frank V. McMahon whereby Messrs. Kennedy and McMahon are required to remit to First American any after-tax benefits derived from restricted stock unit awards granted to them by the Issuer in connection with their service on the Issuer’s board of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Letter dated June 26, 2009, from The First American Corporation to the board of directors of First Advantage Corporation.

Exhibit 99.2	Fourth Agreement of Amendment, dated as of February 1, 2007, by and between The First American Corporation and Experian Information Solutions, Inc., incorporated by reference herein from Exhibit 99.1 of The First American Corporation Current Report on Form 8-K, filed with the SEC on February 7, 2007.

*        *        *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	June 29, 2009	FADV HOLDINGS LLC

/s/ Kenneth DeGiorgio
Kenneth DeGiorgio, Vice President

Date:	June 29, 2009	THE FIRST AMERICAN CORPORATION

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Senior Vice President

Date:	June 29, 2009	FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

Date:	June 29, 2009	FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Letter dated June 26, 2009, from First American Corporation to the Board of Directors of First Advantage Corporation.

Exhibit 99.2	Fourth Agreement of Amendment, dated as of February 1, 2007, by and between The First American Corporation and Experian Information Solutions, Inc., incorporated by reference herein from Exhibit 99.1 of The First American Corporation Current Report on Form 8-K, filed with the SEC on February 7, 2007.